UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

NORTHROP GRUMMAN CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	1-16411	80-0640649
(State or other jurisdiction of incorporation or organization)	Commission file number	(IRS Employer Identification No.)

2980 Fairview Park Drive, Falls Church, Virginia 22042
(Address of principal executive offices) (Zip code)

Michael A. Hardesty
Corporate Vice President, Controller and
Chief Accounting Officer
(Principal Accounting Officer)
(703) 280-2900
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction:
This Form SD of Northrop Grumman Corporation (herein referred to as "Northrop Grumman," the "company," "we," "us," or "our") is filed pursuant to Rule 13p-1 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.
Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products using the minerals specified in the Rule (gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten, which we collectively refer to as "3TG minerals") and where those minerals are necessary to the functionality or production of such products. "Conflict Minerals" for purposes of the Rule and this Report include the 3TG minerals and any other minerals determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the "Covered Countries").
Statements in this Form SD or the Conflict Minerals Report included as Exhibit 1.02 may include forward-looking statements. These statements are not guarantees of future performance and inherently involve a wide range of risks and uncertainties that are difficult to predict. You are urged to consider the limitations on, and the risks associated with, the forward-looking statements and not unduly rely on the accuracy of the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Section 1 - Conflict Minerals Disclosures
Item 1.01 Conflict Minerals Disclosure and Report
We determined that during 2013 we manufactured and/or contracted to manufacture products containing 3TG minerals necessary to the functionality or production of such products. As discussed in more detail in our Conflict Minerals Report included as Exhibit 1.02, we are not able to determine the countries of origin or facilities used to produce the 3TG minerals in our products.
Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the company hereby files its Conflict Minerals Report as Exhibit 1.02 to this report. The Conflict Minerals Report is also available on our website at: www.northropgrumman.com.
Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit	Description
1.02	Conflict Minerals Report of Northrop Grumman Corporation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned on the 30th day of May, 2014.

NORTHROP GRUMMAN CORPORATION

By:	/s/ Michael A. Hardesty
Michael A. Hardesty Corporate Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)